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05012001

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File No. 82-34816
October 13, 2005

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Change of Subsidiary (Acquisition) (Dated October 7, 2005)

Yours truly,

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

10/25

SEC MAIL RECEIVED
OCT 24 2005
WASH. D.C. 199
PROCESSING SECTION

(Translation)

File No. 82-34816
October 7, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Subsidiary (Acquisition)

Notice is hereby given that TMS Entertainment Ltd. (President and Representative Director: Shunzo Kato, Code No. 3585, Nagoya Stock Exchange 2nd Section; "TMS"), an equity-method affiliate of SEGA SAMMY HOLDINGS INC. (the "Company"), has newly become a consolidated subsidiary of the Company as the ratio of voting rights of its shares held by the Company (including indirect holdings) has exceeded a majority thereof as a result of the acquisition by the Company of the shares by October 7, 2005, as described below. TMS will become a specified subsidiary of the Company.

Description

1. Reason for the acquisition of the shares:

TMS is principally engaged in the planning, production and sale of animated cartoons. With regard to its most recent transactions with the Sega Sammy Group, TMS has produced an animated cartoon "SONIC X, which started to be aired by TV TOKYO Corporation and its affiliated broadcasting stations in April 2003, an animated cartoon "The King of Beetles MUSHIKING ~ Mori no Tami no Densetsu", which is currently aired by TV TOKYO Corporation and its affiliated broadcasting stations, and an animated cartoon "Theatrical Version: The King of Beetles MUSHIKING ~ Greatest Champion eno Michi", which will be launched in winter.

The Company was established as the 100% parent company of SEGA CORPORATION and Sammy Corporation through their management integration as of October 1, 2004. The Company, with pachislot and pachinko machine business, amusement equipment business, amusement facility business and consumer business as its strategic fields, aims to become the No. 1 comprehensive entertainment company in the world through the development of a wide range of businesses globally. For that purpose, the Company regards business in the "video" sector essential. The "video" business will be able to have a synergistic effect within the Sega Sammy Group, such as the application of the strong content acquired in the "video"

business to the existing businesses of the Group and the video production of the content derived from the existing businesses.

For these reasons, the Company and its group companies have acquired the shares of TMS in the market of the Nagoya Stock Exchange and made TMS a subsidiary of the Company as a result of the acquisition of a majority of the voting rights.

2. Outline of the subsidiary (TMS Entertainment Ltd.) (as of March 31, 2005):

(1)	Trade name:	TMS Entertainment Ltd.	
(2)	Representative:	Shunzo Kato, President and Representative Director	
(3)	Location:	2-29, Sakae 4-chome, Naka-ku, Nagoya City, Aichi Prefecture	
(4)	Establishment:	October 1946	
(5)	Principal businesses:	Planning, production, sale and export of animated cartoons; operation of amusement facilities	
(6)	Employees:	265	
(7)	Capital:	¥8,816 million	
(8)	Date of settlement of accounts:	March 31 of each year	
(9)	Principal shareholders and their shareholding ratios:	SEGA CORPORATION	23.6%
		Sammy Corporation	9.8%
		Japan Trustee Services Bank, Ltd. (trust account)	7.3%
		Nippon Television Network Corporation	4.5%
		Chubu Securities Financing Co., Ltd.	2.1%

* As publicized on December 24, 2004, SEGA CORPORATION ("Sega") and Sammy Corporation ("Sammy") made corporate separation as of April 1, 2005 and the Company acquired the business of management of specified companies from Sega and Sammy. As a result, as from April 1, 2005, the shares of TMS owned by Sega and Sammy theretofore have been registered in the name of the Company as the owner thereof.

(10) Operating results on a consolidated basis for the most recent business years:

(million yen)

	Business year ended March 31, 2004	Business year ended March 31, 2005
Net sales	14,054	13,667
Ordinary income	2,138	2,027
Net income	763	1,451

3. Method of acquisition of the shares:

Acquisition in the market of the Nagoya Stock Exchange

4. Numbers of shares acquired and held before and after the acquisition:

(1)	Number of shares held as of March 31, 2005:	14,876,000 shares	(Shareholding ratio: 34.92% (indirect shareholding ratio: 34.68%))
(2)	Number of shares acquired from April 1, 2005 through October 7, 2005:	6,490,000 shares	(Acquisition prices: ¥5,171 million)
(3)	Number of shares held as of October 7, 2005:	21,366,000 shares	(Shareholding ratio: 50.09% (indirect shareholding ratio: 11.62%))

* Ratio of voting rights held as of October 7, 2005: 50.24%

5. Future outlook:

As a result of the acquisition of the shares of TMS, TMS will be included consolidated results from the second half of the business year ending March 31, 2006.

As publicized on September 29, 2005, the Company is reviewing the forecast of operating results for the business year ending March 31, 2006. By taking into consideration the effect of the acquisition of TMS as a consolidated subsidiary, the Company will publicize an adjustment to the forecast of operating results at the time of publication of the interim financial statements for the business year ending March 31, 2006.

- END -